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                                                              EXHIBIT (a)(1)(L)

FOR IMMEDIATE RELEASE

                           REXAM ANNOUNCES EXTENSION OF
                   TENDER OFFER FOR AMERICAN NATIONAL CAN GROUP
                                 TO JULY 7, 2000

       London, England (June 2, 2000)--Rexam PLC announced today that its tender offer for all outstanding shares of common stock of American National Can Group had been extended until 5:00 p.m., New York City time, on Friday, July 7, 2000, unless further extended in accordance with the terms of the tender offer.

       The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, June 2, 2000.

       The tender offer remains conditioned on, among other things, (a) the tender of a majority of the fully diluted shares of common stock of American National Can; and (b) the satisfaction of conditions relating to European Community merger control regulations.

       The necessary EC Commission filings are expected to be made on June 5, 2000.

       The depositary for the offer, Citibank, N.A., had advised Rexam that approximately 46,636,143 shares, or approximately 79.0% of the shares on a fully diluted basis, had been tendered and not withdrawn as of the close of business on Thursday, June 1, 2000

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Contact: Per Erlandsson, Rexam's Director of Corporate Communication,
at 44 (0) 20-7227-4140.